SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Common Stock: 46113Q 10 9
(CUSIP Number of Class of Securities)

David Lockwood
President and Chief Executive Officer
InterTrust Technologies Corporation
4750 Patrick Henry Drive
Santa Clara, California 95054
(408) 855-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

☒	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

The following is a press release issued by InterTrust Technologies Corporation on November 13, 2002 announcing the proposed tender offer and merger.

SONY AND PHILIPS JOIN IN THE ACQUISITION OF INTERTRUST

SANTA CLARA, Calif., November 13, 2002 — InterTrust Technologies Corporation (Nasdaq: ITRU) the leading inventor of digital rights management (DRM) and trusted computing technologies, announced that it has executed a definitive merger agreement with Fidelio Acquisition Company, LLC, a company formed by Sony Corporation of America, Royal Philips Electronics, and certain other investors. Under the merger agreement, Fidelio will acquire InterTrust for approximately $453M cash on a fully diluted basis.

Pursuant to the terms of the merger agreement, Fidelio Acquisition Company is required to commence a tender offer to purchase all outstanding shares of InterTrust common stock for $4.25 in cash by November 22.

InterTrust’s Board of Directors has unanimously approved the acquisition and has determined that the transaction is advisable and in the best interest of its shareholders. All InterTrust board members owning shares, including Victor Shear, Founder and Chairman of the board of directors, have agreed to tender all their shares of InterTrust common stock, representing approximately 20% of the outstanding common stock, into the tender offer. The transaction is subject to customary conditions for a transaction of this type, including regulatory approvals.

“By supporting the acquisition of InterTrust, Sony and Philips, two great, global technology companies, are clearly endorsing the importance of InterTrust’s broad, trusted computing/DRM patent portfolio,” said Victor Shear, InterTrust’s Founder and Chairman. “We believe that our IP portfolio can enhance Fidelio’s partners’ and customers’ ability to execute their business agendas for both the media and enterprise markets.”

“We are pleased that Sony and Philips are part of the acquisition of InterTrust,” said David Lockwood, InterTrust President and CEO. “This transaction will promote the development of digital media and commerce. Through more widespread deployment of our inventions, consumers and businesses will benefit from the secure distribution of digital content.”

Allen & Company LLC acted as financial advisor to InterTrust in this transaction.

About InterTrust Technologies Corporation

InterTrust develops and licenses intellectual property for DRM and trusted computing. The Company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust’s patent portfolio covers software and hardware techniques that can be implemented in a broad range of products that use DRM and trusted computing technologies, including computer operating systems, digital media platforms, web services, and enterprise infrastructure. InterTrust has research, engineering, and IP groups focusing on developing and monetizing next-generation technologies and inventions.

# # #

Financial Contacts

Greg Wood, Chief Financial Officer, or
John Amster, Vice President
InterTrust Technologies
408-855-0100

Media Contacts

Ruth Lindley, 408.855.6840, rlindley@intertrust.com

Buckley & Kaldenbach, Inc.
Isabel Kaldenbach, 703.979.3076, isabel@buckleykaldenbach.com

The statements contained in this release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, including statements regarding InterTrust’s expectations, beliefs, hopes, intentions or strategies regarding the future including statements regarding future royalties to be received by InterTrust. In particular, there is no assurance that InterTrust’s claims regarding its intellectual and invention rights will be upheld. Further information regarding these and other risks are included in the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, the company’s Annual Report on Form 10-K for the year ended December 31, 2001 and other filings that have been made with the Securities and Exchange Commission. The statements in this release regarding InterTrust’s patents are intended for purposes of illustration only, and are not meant to cover or describe all possible applications, variations, or interpretations of the patented inventions. Nothing contained in this release is intended for use in construing the scope, content, or meaning of the patent’s claims, specification, or of any other patent-related materials.

This announcement is neither an offer to purchase not a solicitation of an offer to sell shares of InterTrust. At the time the offer is commenced, Fidelio Acquisition Company will file a tender offer statement with the U.S. Securities and Exchange Commission and InterTrust will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of InterTrust at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission), the solicitation/recommendation statement and other filed documents will also be available for free at the Commission’s website at www.sec.gov.

Copyright © 2002 InterTrust Technologies Corporation. All rights reserved. InterTrust is a registered trademark of InterTrust Technologies Corporation, which may or may not be used in certain jurisdictions. All other brand or product names are trademarks or registered trademarks of their respective companies or organizations.